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                             July 5, 2022

       Jonathan Intrater
       Chief Executive Officer
       Mana Capital Acquisition Corp.
       8 The Green, Suite 12490
       Dover, DE 19901

                                                        Re: Mana Capital
Acquisition Corp.
                                                            Resgistration
Statement on Form S-4
                                                            Filed May 31. 2022
                                                            File No. 333-265308

       Dear Mr. Intrater:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement and Proxy Statement on Form S-4

       Do any of MANA's directors or officers have interests that may conflict with my interests with respect to the Business Combination?, page 3

   1. Please clarify whether Mr. Intrater is covered by the indemnity contained in the Business
                                                        Combination Marketing
Agreement.
   2. Please file as an exhibit the agreement whereby the Sponsor has agreed to transfer securities to Mr.
Intrater, or advise.
       Cardio, page 11

   3. Revise the Summary presentation to explain and highlight that FDA has not approved or
                                                        cleared Cardio   s
product or evaluated any of the performance claims presented here or in
 Jonathan Intrater
FirstName   LastNameJonathan
Mana Capital   Acquisition Corp.Intrater
Comapany
July 5, 2022NameMana Capital Acquisition Corp.
July 5,2 2022 Page 2
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         the Business section. To the extent that FDA has not cleared or approve any epigenetics-
         based clinical tests, please revise to highlight this information.
4. Please provide us support for your disclosure that Cardio has commercialized the tests. In this regard, we note the disclosure that Cardio introduced the product for market testing in
         2021 and that Cardio did not report any revenues for the first quarter of 2022. Also, revise the Business section where appropriate to discuss the sales and marketing of this product.
         Given that the FY2021 financial statements reflect an accounts receivable balance at
         12/31 equal to the revenues for the entire year, tell us whether the sales were made to one or a few customers.
Risks Related to Cardio's Intellectual Property
Certain core technology of Cardio..., page 31

5. Please revise to explain here, and elsewhere as applicable, the scope of the initial work as wells as the follow-on work. Discuss the term and termination provisions of the
         University of Iowa licenses.
The Cardio Private Placement, page 64

6. Revise to indicate whether the actual size and the material terms of the PIPE will be
         known and disclosed prior to MANA   s shareholder vote. Explain the
impact of the
         potential Cardio private placement on the merger consideration. Also, tell us your basis for the assumption disclosed on page 63 and elsewhere concerning Cardio raising $10 million. In this regard, we note the disclosure on page 82 indicates that the closing condition for the PIPE investment stands at $4.5 million. Also, tell us the identity of the placement agent.
Background to Negotiations with Cardio, page 71

7. Your disclosure on page 71 indicates that Benchmark's opinion addresses fairness to stockholders "unaffiliated with the Sponsor of MANA or its affiliates." Please reconcile this disclosure with the last sentence of the fairness opinion which states that the
         consideration is fair to the Company   s shareholders from a financial
point of view. As
         applicable, please revise the disclosure on page 17 to clarify that the fairness opinion addresses fairness to stockholders and explain how that differs from an opinion that specifically addresses fairness to the unaffiliated stockholders.
8.       Revise to discuss briefly on pages 67-68 Cardio   s Merger Agreement
with I-On. Without
         limitation, discuss how the Cardio business was valued for purposes of that merger agreement and the reason(s) why the merger was not consummated.
9.       Please revise the Background section to detail the negotiations
concerning Cardio   s
         valuation and the merger consideration. Discuss Cardio   s basis for
the $175 million
         valuation as well as MANA   s basis for the $75 million valuation.
 Jonathan Intrater
FirstName   LastNameJonathan
Mana Capital   Acquisition Corp.Intrater
Comapany
July 5, 2022NameMana Capital Acquisition Corp.
July 5,3 2022 Page 3
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10. Please revise the discussion at the bottom of page 68 to explain in greater detail each of the four primary concerns of diligence and how MANA reached the conclusion that it would be a feasible transaction. Similarly revise the second paragraph on page 70 and elsewhere to identify the due diligence matters that arose and how they were addressed in the merger agreement.
11. With respect to the negotiations and discussions conducted during the May 18 to May 26 period, please revise to explain the specific changes and modifications sought by each of the parties. For instance, and without limitation, please disclose the representations that
         Cardio agreed to provide concerning its business, operations and financial condition.
12.      Please revise the discussion of Cardio   s growth plans and the cash
closing condition. In
         particular, disclose the amount that MANA believed was necessary for Cardio to achieve its growth plan and the reason MANA sought to reduce the closing condition amount.
MANA's Board of Directors' Reasons..., page 71

13. Please revise to disclose the financial projections that Cardio presented to the MANA
         Board or its advisors, including the forecasts for the December 31, 2022 to 2026 time periods. As applicable, disclose the date(s) when Cardio presented each set of projections to you or your advisors and any material assumptions that served as a
basis for Cardio   s or
         MANA   s financial model.
14.      We note the disclosure that the MANA Board did not rely on Cardio   s
financial
         projections as a determinative factor in its decision to enter into the Merger Agreement.
          Please further revise to discuss what consideration, if any, the MANA Board gave to
         Cardio projections. Discuss whether the MANA Board and/or Benchmark found any of
         Cardio   s projections to be unreasonable and/or modified the Cardio projections when
         developing their own financial model.
Interests of Certain MANA-Related Persons in the Business Combination, page 75

15.      Please revise to identify your    initial stockholders.
16.      Please revise to present separately Mr. Intrater   s financial
interest in the Business
         Combination. Include in the presentation the potential value of the sponsor shares and private warrants discussed in the penultimate paragraph on page 63. Given the disclosure that Mr. Intrater is a Managing Director at Ladenburg, Thalmann & Co., Inc., please disclose whether he would directly or indirectly receive any of the deferred underwriting commission, Business Combination Marketing fees, or any other potential payments to
         Ladenburg.
The Potential PIPE Investment, page 80

17. Tell us why the parties are seeking to conduct an additional PIPE after the Business
         Combination, and how the $3 million value was chosen. Also, revise to clarify the parties who will cooperate with the combined company to consummate a PIPE Investment.
 Jonathan Intrater
FirstName   LastNameJonathan
Mana Capital   Acquisition Corp.Intrater
Comapany
July 5, 2022NameMana Capital Acquisition Corp.
July 5,4 2022 Page 4
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FirstName LastName
Information about Cardio, page 97

18. Please tell us your basis for indicating that the June 2021 study independently validated
         the performance of the Epi+Gen CHD    product. In this regard, it
appears that Cardio   s
         CEO was the lead author of the referenced study. To the extent that an external study was also conducted, please revise to clearly identify that study and provide details so that investors can assess it.
19.      Please revise to disclose Cardio   s plans for the proceeds to be
received in connection with
         the Business Combination. To the extent that the proceeds could vary materially, please present the uses under various scenarios. Also, revise to discuss here and on page 124 whether the proceeds in all instances would be sufficient to (i) fund the company for the
         12 months following closing and (ii) launch the saliva-based version of the product that
         Cardio intends to launch in 2023.
Products, page 99

20. You state that the upon completion of laboratory profiling of the EPI+Gen CHD biomarker panel, the data is interpreted using Cardio's ML/AI risk calculator. Please expand to disclose what Cardio's ML/AI risk calculator is screening for, ranges of risk scores, and what risk scores consider a patient to be at risk of cardiovascular diseases. You also state that such test is capable of assessing near-term risk of CHD (three-years). Please expand to include if such test is recommended to be taken every three years for assessing cardiovascular disease risks.
21. You state that in addition to the licensed technology, Cardio has other patent applications pending. Please state the number of pending patent applications and further state if these pending patents will be owned by the University of Iowa or Cardio. Cardio's Market Opportunity, page 101

22. Please revise to identify the source for the $31.5 billion projection for the global CVD diagnostics market.
Intellectual Property, page 105

23. With reference to the disclosure on page 103, please revise to discuss each of the three patent families, including the Core Technology covered by the University of Iowa license. Clarify whether the Artificial Intelligence aspect of the technology is covered by any patents and/or patent applications.
24. You state that Cardio currently uses a variety of non-exclusive licensed technologies owned by third parties, including Thermo Fisher Scientific, Bio-Rad Laboratories, and
         Amazon Web Services. Please revise, as applicable, to include a risk factor regarding the risk that these third parties could amend the terms of these agreements and/or terminate them, and the effect this may have on Cardio's business.
 Jonathan Intrater
FirstName   LastNameJonathan
Mana Capital   Acquisition Corp.Intrater
Comapany
July 5, 2022NameMana Capital Acquisition Corp.
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Laboratory-Developed Tests, page 107

25.      We note your disclosure that    Cardio believes    the test that
Cardio currently offers is a
         laboratory-developed test, or    LDT.    Please revise to clarify
whether Mana Capital
         Acquisition Corp shares this same belief and discuss, where appropriate in the proxy/prospectus, what, if any, due diligence MANA or its representatives conducted to reach a conclusion on this matter.
26. Expand the discussion to explain how the current test is developed, validated and performed within a single laboratory, particularly given your disclosure at the bottom of page 23 discusses use of a contract manufacturer in Michigan and testing performed in a laboratory in Missouri.
27. Please revise to update your disclosure concerning the VALID Act and the VITAL Act as
         well as the potential impact on regulation of Cardio   s business.
Exhibits

28. With reference to Regulation S-K, Item 601, please file the material contracts relating to
         Cardio   s business. For instance, and without limitation, please file the license agreements
         with University or Iowa as well as the agreements with InTeleLabs, IBI Scientific and
         MOgene, which you discuss on page 99.
General

29. We note that Ladenburg, Thalmann & Co., Inc., and I-Bankers Securities, Inc. were underwriters for the initial public offering of the SPAC, and that Ladenburg and
         Benchmark served as financial advisers to the SPAC in connection with the proposed business combination transaction with Cardio. We also note press reports that certain financial advisors are ending their involvement in SPAC business combination transactions. Please tell us, with a view to disclosure, whether you have received notice from any of these institutions about them ceasing involvement in your transaction and how that may impact your deal or any deferred compensation owed to such company. In addition, identify if any financial advisor served Cardio, or any other financial advisor served the SPAC, in connection with the proposed transaction, and provide similar disclosure as applicable.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Jonathan Intrater
Mana Capital Acquisition Corp.
July 5, 2022
Page 6

       You may contact Christine Torney at 202-551-3652 or Brian Cascio at 202-551-3676 if
you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Joe McCann at 202-551-6262 with any other questions.



                                                          Sincerely,
FirstName LastNameJonathan Intrater
                                                          Division of
Corporation Finance
Comapany NameMana Capital Acquisition Corp.
                                                          Office of Life
Sciences
July 5, 2022 Page 6
cc:       Jie Chengying Xiu, Esq.
FirstName LastName